Correspondence

Independent Law PLLC Alan T. Hawkins, Esq. 2106 NW 4th Pl Gainesville, FL 32603 ahawkins@independent.law (352) 353-4048

December 11, 2020

Securities and Exchange Commission

100 F. Street, NE

Washington, D.C. 20549-7410

Via Electronic Filing on EDGAR only

Att.: Mr. Geoff Kruczek, Office of Manufacturing, Division of Corporation Finance

Re:      Eco Innovation Group, Inc.

Amendment No. 3 to Registration Statement on Form S-1

File No. 333-248871

Dear Mr. Kruczek:

On behalf of our client, Eco Innovation Group, Inc., a Nevada corporation (the “Company”), we are filing herewith an Amendment No. 3 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on September 17, 2020, amended on September 18, 2020 and on November 20, 2020 (the “Registration Statement”). This Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of the Staff’s letter dated December 4, 2020 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

Registration Statement on Form S-1 Amendment #2

Dilution to Stockholders, page 27

1.	Please revise your dilution disclosures to address the following:
•	Net tangible book value per share before the offering should be the same under each offering scenario and it appears to us that this amount should be zero since all amounts expressed in dollars should be limited to two decimal places.
•	It appears to us that the amounts disclosed as “increase per share attributable to investors” actually represent the pro forma net tangible book value per share after the offering and should be appropriately labeled.
•	Dilution per share attributable to investors in this offering should represent the difference between the offering price per share and the pro forma net tangible book value per share after the offering as noted above.

ANSWER: As per the Staff’s comments, the dilution disclosures on page 27 have been revised as follows:

Percentage of Offering Shares Sold	100%	75%	50%	25%
Offering price per share	$0.06	$0.06	$0.06	$0.06
Net tangible book value per share before offering	(0.00)	(0.00)	(0.00)	(0.00)
Increase per share attributable to investors	0.01	0.01	0.00	0.00
Pro forma net tangible book value per share after offering	0.01	0.01	0.00	0.00
Dilution per share attributable to investors in this offering	0.05	0.05	0.06	0.06

Certain Relationships . . ., , page 31

2. We note your revisions in response to prior comment 16. Please revise the thresholds you cite to be consistent with Item 404(d) of Regulation S-K and revise your disclosure, as necessary, to include any transactions that meet the revised thresholds.

ANSWER: In response to the Staff’s comments, the language in the section titled “Certain Relationships and Related Transactions” beginning on page 31 has been revised with an updated threshold amount, to be consistent with Item 404(d) of Regulation S-K. Specifically, as a “smaller reporting company,” as defined by § 229.10(f)(1), the Company must provide information complying with Item 404(d) for transactions in which the amount involved exceeds the lesser of $120,000 or one percent of the average of the smaller reporting company's total assets at year-end for the last two completed fiscal years. As our average total assets at year-end for the last two completed fiscal years are $2,181.66, which is less than $120,000, our applicable Item 404(d) threshold is $2,181.66. There were no additional transactions to report under the revised threshold.

Description of Business

Business Model, page 35

3. We note your response and revised disclosures related to prior comment 10 on pages 8, 9, 35, and 36. Please also address the following:

•	Disclose your CEO's and controlling Stockholder's ownership interest in Eco-Gen;
•	Disclose why Eco-Gen would require you to enter into an outsourcing agreement for them and explain why Eco-Gen would not enter into an outsourcing agreement on their own;
•	Disclose if and who you have identified to perform the outsourced services;
•	As previously requested, provide additional information related to Eco-Gen, including whether Eco-Gen's shares are publicly traded and summary financial information, such as total assets and operating results as of the most recent date practicable, in order to allow investors to better access Eco-Gen's ability to fulfill their commitments under this agreement. Also, based on the signed purchase orders, tell us your consideration for disclosing Eco-Gen's customers; and
•	Explain how you determined that recording revenues and expenses under this agreement on a gross basis will be appropriate under ASC 606 particularly given your disclosure that you will incur negligible financial risk.

ANSWER: In response to the Staff’s comment, the relevant disclosure has been revised to disclose the following information, with revisions on pages 8, 35, 36, 60, 62, 72, and 75:

•	Our CEO and sole director, Julia Otey-Raudes, is the holder of 19,000,000 common shares of Eco-Gen, representing 20.66% of Eco-Gen’s outstanding voting stock.

•	As a director of and related party to Eco-Gen, our CEO Julia Otey-Raudes has worked with the management team of Eco-Gen for several years, has close communication with Eco-Gen’s management, and in-depth knowledge of Eco-Gen’s technology, including the technology’s stages of product development, testing and path to commercialization. Eco-Gen is a technology development and intellectual property holding company with no full-time employees. Eco-Gen’s management does not possess the time or resources to enter into the outsourcing agreements necessary to commercialize the company’s technology on their own, and as such, we understand that our services answer a specific need for Eco-Gen. With no full-time employees, Eco-Gen outsources the majority of its service needs. Our business model and service strategy are intended to meet that need, for Eco-Gen and for all of our customers.

•	In cooperation with Eco-Gen, we have identified a list of 24 major contract manufacturers who are appropriate parties with the capacity to perform the outsourced manufacturing services. Those manufacturers are Regal Beloit, Marathon Electric, Siemens Energy, Inc., BMZ and BMZ-USA, LG, Panasonic, CREE-Wolfspeed, ProDrive, ABB, AZ Magnetics, Haynes Industrial, CEBE, Delta, ParPro, Phoenix Energy, InductoTherm, Russelectric, Beckwith Electric, Emerson Ovation Controls, Carver Pump, Springs Fab, Macek Power, Caltrol, and Howden Americas. Of these contract manufacturers, we have identified as capable and primary vendors, regarding the manufacturing services needed, Regal Beloit, Marathon Electric, Siemens Energy, Inc., BMZ and BMZ-USA, AZ Magnetics, Haynes Industrial, ParPro, Phoenix Energy, InductoTherm, Emerson Ovation Controls, Carver Pump, Springs Fab, Macek Power, and Howden Americas. We have determined that it is not probable that one of these manufacturers alone will provide all the parts necessary for the final product, rather that we will need multiple manufacturers to fabricate and manufacture the necessary parts. As of the date of this Amendment, we have not yet finalized the engineering plans and specifications for the JouleBox Power Station with the contract manufacturers and have not yet executed any definitive agreements.

•	Eco-Gen Energy, Inc. is a private Nevada corporation formed on March 23, 2009. As of the fiscal year-end at December 31, 2019 and as of November 21, 2020, Eco-Gen has total current assets of $269,778.44 and $272,297.26, respectively, total fixed assets of $113,904.44 and $113,904.44, respectively, and total assets of $48,690,732.88 and $48,693,251.70, respectively. The other assets as of year-end 2019 and November 21, 2020 include patents and other intellectual property valued at $48,300,350.00, reflecting the fact that Eco-Gen is primarily a technology intellectual property development and holding company. The total cash on hand as of November 21, 2020 is $267,297.26, consisting primarily of funds held in savings and checking accounts. For the fiscal year ending December 31, 2019, Eco-Gen had total net income of ($247,486.74), with total income at $812,224.23, total cost of goods sold of $430,551.94, gross profit of $381,672.29, and total expenses of $675,188.38. For the 2020 fiscal year as of November 21, 2020, Eco-Gen has total income of $25,800.00 and total cost of goods sold of $5,000.00, for a gross profit of $20,800.00, and total expenses of $28,281.18, for an operating result of ($7,481.18) as of November 21, 2020. With relation to Eco-Gen’s primary contracted technology, the JouleBox® Power Station, the agreement between the Company and Eco-Gen requires that Eco-Gen pay all Company services in advance and does not require the Company to extend credit to Eco-Gen. As our services for the production of the JouleBox® Power Station will be pre-paid by Eco-Gen, we anticipate that none of the proceeds of this Offering will be necessary to allow the Company to perform services related to contract manufacturing of the JouleBox® Power Station under the contract with Eco-Gen. We expect our work with Eco-Gen to be focused primarily on the JouleBox® Power Station over the next 12 months following the Offering. Eco-Gen has a ten-year operating history and approximately 200 shareholders. Due to our knowledge of Eco-Gen’s business and their ability to perform their financial obligations under our manufacturing agreement, we believe that Eco-Gen will be able to perform those obligations, subject to the financial strength of their customers. Eco-Gen’s primary clients and business are with purchasers who have contracted with Eco-Gen for delivery of Eco-Gen’s products, where the Company will provide for the manufacture of those products. As such, our business and anticipated revenue from our agreement with Eco-Gen is dependent upon Eco-Gen’s business and anticipated revenue from Eco-Gen’s customers. Primarily, Eco-Gen’s business is dependent upon two main clients who have contracted for the purchase and delivery of Eco-Gen’s products: a for-profit municipal enterprise dedicated to regional economic development and wholly owned and funded by a municipality in Puerto Rico, and a green technology distributor located in California, with total assets of $4,396,456, including current assets (cash and inventory) of $2,851,710, and year-to-date net revenues of $1,368,707, as of September 30, 2020.

•	In relation to our agreement with Eco-Gen, Eco-Gen has received two purchase commitments from the above-mentioned customers related to the JouleBox® Power Station, for $13,749,875 from the Puerto Rican regional development enterprise, and $6,050,000 from the California green technology distributor, representing total current JouleBox® Power Station purchase commitments of $19,799,875. The purchase order in the amount of $13,749,875 was made on November 2, 2020, is for a 2 megawatt generator, and calls for a 50% down payment with the purchase order, with the balance due upon delivery of the 2 megawatt JouleBox® Power Station, with funds held in escrow by a California lawyer acting as escrow agent. The purchase commitment in the amount of $6,050,000 is in the form of a joint venture, dated July 23, 2020, between Eco-Gen and the California green technology distributor, where that distributor will pay for the purchase of the joint venture’s JouleBox® Power Station as its consideration for the joint venture. These JouleBox® Power Station purchases initiate our corresponding provision of services to Eco-Gen under our Master Outsourcing Contract Manufacturing Agreement with Eco-Gen, as we bear responsibility to cause those products to be manufactured for delivery to Eco-Gen’s customers. In the third quarter of 2020, Eco-Gen paid the Company $100,000 for services toward fulfillment of these orders, which are service fees considered earned and non-refundable under the Eco-Gen agreement.

•	The Company is responsible under the contract with Eco-Gen to provide specified services, including production of the finished goods, delivery and inventory management. The Company is primarily responsible for sourcing items needed to fulfill the contract, and has its own financial risk associated with the payment for those services that may be needed for the Company to fulfill the contract with Eco-Gen, including the acceptability of the services and goods provided to Eco-Gen. Further, the Company controls the specified goods and services that may be produced prior to control passing to Eco-Gen, as specified under ASC 606—10-55-36.

Eco-Gen Energy, page 35

4. We note your revisions in response to prior comment 3. You disclose that you receive advance payments from Eco-Gen prior to performing services; however, section 5 of Exhibit 10.1 indicates that you receive payment only after you perform services. Please revise or advise. Please also revise to clarify the status of work you have performed to date with respect to the purchase orders you reference.

ANSWER: In response to the Staff’s comment, we have revised the Amendment to include disclosure of a relevant addendum, dated August 26, 2020, to the Master Outsourcing Contract Manufacturing Agreement dated August 25, 2020, and have added that addendum as a new Exhibit 10.2 to the Amendment. Pursuant to the addendum dated August 26, 2020, all payments for services under the August 25, 2020 Master Outsourcing Contract Manufacturing Agreement are due and payable with the relevant purchase order, and such payments shall be considered fully earned and non-refundable. To date, all services paid for by Eco-Gen have been performed pursuant to the relevant purchase orders, as disclosed.

Financial Statements

Report of Independent Registered Public Accounting Firm, page 49

5. We note the revision related to prior comment 17; however, in light of the inclusion of an additional footnote in your financial statements, please have your auditor revise the going concern paragraph in their report to refer to the appropriate footnote number in your financial statements.

ANSWER: In response to the Staff’s comments, our auditor has revised their report accordingly and the registration statement has been updated with that revised report on page 49.

If the Staff of the SEC has any questions or comments regarding the foregoing, please contact the undersigned, Alan T. Hawkins, of Independent Law PLLC, serving as outside corporate and securities counsel to the Company. I can be reached by telephone at (352) 353-4048 or via email at ahawkins@independent.law.

Regards,

INDEPENDENT LAW PLLC

/s/ Alan T. Hawkins

Alan T. Hawkins, Esq.

ahawkins@independent.law

cc:           Client (via email only)